UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Universal Stainless & Alloy Products, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

913837100
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	913837100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alan Fournier c/o Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,143,021

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,143,021

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,143,021

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.16%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	913837100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,143,021

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,143,021

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,143,021

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.16%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No	913837100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadway Gate Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

706,809

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

706,809

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

706,809

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No 913837100
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

436,212

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

436,212

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

436,212

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.17%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	913837100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadway Gate Offshore Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

425,446

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

425,446

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,446

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.02%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	913837100

Item 1.	(a).	Name of Issuer:

Universal Stainless & Alloy Products, Inc.

(b).	Address of Issuer's Principal Executive Offices:

600 Mayer Street Bridgeville, PA 15017

Item 2.	(a).	Name of Person Filing:

Alan Fournier, c/o Pennant Capital Management, LLC Pennant Capital Management, LLC Broadway Gate Master Fund, Ltd. Pennant Master Fund, L.P. Broadway Gate Offshore Fund, Ltd.

(b).	Address of Principal Business Office, or if None, Residence:

Alan Fournier
c/o Pennant Capital Management, LLC
One DeForest Avenue, Suite 200
Summit, New Jersey 07901

Pennant Capital Management, LLC
One DeForest Avenue, Suite 200
Summit, New Jersey 07901

Broadway Gate Master Fund, Ltd.
c/o Pennant Capital Management, LLC
One DeForest Avenue, Suite 200
Summit, New Jersey 07901

Pennant Master Fund, L.P.
c/o Pennant Capital Management, LLC
One DeForest Avenue, Suite 200
Summit, New Jersey 07901

Broadway Gate Offshore Fund, Ltd.
c/o Pennant Capital Management, LLC
One DeForest Avenue, Suite 200
Summit, New Jersey 07901

(c).	Citizenship:

Alan Fournier – United States citizen
Pennant Capital Management, LLC – Delaware limited liability company
Broadway Gate Master Fund, Ltd. – Cayman Islands exempted company
Pennant Master Fund, L.P. – Cayman Islands exempted limited partnership
Broadway Gate Offshore Fund, Ltd. – Cayman Islands exempted company

(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e).	CUSIP Number:

913837100

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,143,021 shares deemed beneficially owned by Alan Fournier
1,143,021 shares deemed beneficially owned by Pennant Capital Management, LLC
706,809 shares deemed beneficially owned by Broadway Gate Master Fund, Ltd.
436,212 shares deemed beneficially owned by Pennant Master Fund, L.P.
425,446 shares deemed beneficially owned by Broadway Gate Offshore Fund, Ltd.

(b)	Percent of class:

16.16% deemed beneficially owned by Alan Fournier
16.16% deemed beneficially owned by Pennant Capital Management, LLC
9.99% deemed beneficially owned by Broadway Gate Master Fund, Ltd.
6.17% deemed beneficially owned by Pennant Master Fund, L.P.
6.02% deemed beneficially owned by Broadway Gate Offshore Fund, Ltd.

(c)	Number of shares as to which Alan Fournier has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	1,143,021	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	1,143,021	.

Number of shares as to which Pennant Capital Management, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,143,021	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,143,021	.

Number of shares as to which Broadway Gate Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	706,809	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	706,809	.

Number of shares as to which Pennant Master Fund, L.P. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	436,212	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	436,212	.

Number of shares as to which Broadway Gate Offshore Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	425,446	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	425,446	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of Pennant Capital Management, LLC.  Only Broadway Gate Master Fund, Ltd. and Pennant Master Fund, L.P. directly own more than 5% of the outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

PENNANT CAPITAL MANAGEMENT, LLC*
/s/ Alan Fournier
By: Alan Fournier
Title: Managing Member

ALAN FOURNIER*

/s/ Alan Fournier

BROADWAY GATE MASTER FUND, LTD.

/s/ Alan Fournier
By: Alan Fournier
Title: Director
PENNANT MASTER FUND, L.P. By: Pennant General Partner, LLC
/s/ Alan Fournier
By: Alan Fournier Title: Managing Member

BROADWAY GATE OFFSHORE FUND, LTD.

/s/ Alan Fournier
By: Alan Fournier
Title: Director

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A
AGREEMENT
The undersigned agree that this Amendment to Schedule 13G dated February 17, 2015 relating to the Common Stock, par value $0.001 per share of Universal Stainless & Alloy Products, Inc. shall be filed on behalf of the undersigned.

PENNANT CAPITAL MANAGEMENT, LLC
/s/ Alan Fournier
By: Alan Fournier
Title: Managing Member

ALAN FOURNIER

/s/ Alan Fournier

BROADWAY GATE MASTER FUND, LTD.

/s/ Alan Fournier
By: Alan Fournier
Title: Director
PENNANT MASTER FUND, L.P. By: Pennant General Partner, LLC
/s/ Alan Fournier
By: Alan Fournier Title: Managing Member

BROADWAY GATE OFFSHORE FUND, LTD.

/s/ Alan Fournier
By: Alan Fournier
Title: Director